

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 11, 2007

Mr. Ken L. Kenworthy, Sr.
Chief Financial Officer
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

> **Re:** **GMX Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 0-32325**

Dear Mr. Kenworthy:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Please correct the Commission File Number indicated on the cover of your annual report to be 001-32977, which took effect with your filing of Form 8-A12B on August 8, 2006.

Business, page 1

Availability of Information, page 11

2.   Please revise the SEC address to reflect 100 F Street N.E., Washington D.C., 20549.

Financial Statements, page F-1

Statements of Cash Flows, page F-8

3.   We note you present a subtotal within net cash provided by operating activities of 'net cash provided by operating activities before working capital changes.' As there is no provision for this subtotal presentation in SFAS 95, please amend your filing to remove the subtotal.

Note A – Summary of Significant Accounting Policies, page F-10

Property and Equipment, page F-10

4.   You state, "Net capitalized costs are limited to the estimated future net revenues, discounted at 10% per annum, from proved oil, natural gas, and natural gas liquid reserves." Please expand your disclosure to further explain whether, and if so how, you have addressed: (i) the costs of properties not being amortized; (ii) the lower of cost or estimated fair value of unproven properties included in costs being amortized; and (iii) the income tax effects related to differences between book and tax basis of your properties, in assessing the limitation on your capitalized costs. Refer to Rule 4-10(c)(4) of Regulation S-X for further guidance.

Revenue Recognition and Natural Gas Balancing, page F-11

5.   You state, "Oil and gas revenues are recognized when sold." Please expand your disclosure to clarify how the timing of recognition indicated compares to when product conveyance occurs and the point at which ownership and all risk of loss

transfers to the buyer. It should be clear how your policy complies with the criteria described in SAB Topic 13.

Note B – Property and Equipment, page F-18

6.   We note you have not fully complied with the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X, for full cost companies, to present by category of cost total costs excluded from amortization as of the most recent fiscal year, in each of the three most recent fiscal years, and in the aggregate for any earlier fiscal years. In addition, a description of the current status of your significant properties, as well as the anticipated timing of the inclusion of costs in the amortization computation, should be disclosed.

On a related point, the amount of capitalized costs of unproved properties and major development projects that are excluded from amortization should be shown separately on the balance sheet. Please amend your filing accordingly.

Note N – Subsequent Event – Common Stock Offering, page F-29

7.   We note your disclosure stating, on February 7, 2006, you sold two million shares of common stock. We understand from your disclosure on page 38 that this transaction took place in February 2007. Please revise your disclosure accordingly.

Exhibit, 31

8.   Please revise each of your certifications required by Exchange Act Rule 13a-14(a) so as not to include the title of the certifying individual at the beginning of the certification.

Engineering Comments

General

9.   Please provide us a copy of your 2006 detailed reserve report, preferably on CD-ROM or other electronic medium.

Risk Factors Related to the Oil and Gas Industry, page 15

Mr. Ken L. Kenworthy, Sr.
GMX Resources, Inc.
May 11, 2007
Page 4

Estimating our reserves and future net cash flows is difficult to do with any certainty,
page 16

10.   We note your disclosure stating that estimating your reserves is "…difficult to do
        with any certainty," making it unclear as to whether you possess the geological
        and engineering data necessary to demonstrate with reasonable certainty that you
        would be able to recover the proved reserves that you report in the filing under
        existing economic and operating conditions. Unless you can also show how this
        view would be consistent with having concluded that recovery is reasonably
        certain, as would be required under the definition set forth in Rule 4-10(a)(2) of
        Regulation S-X, revise the reserves to a volume which you are reasonably certain
        of recovering. Otherwise, if you are reasonably certain of recovering the reserves
        you disclose as proved, then please revise your risk factor to not state estimating
        them is difficult to do with any certainty.

Properties, page 19

East Texas, page 20

11.   You report that you received approximately $2.8 million in funding from PVOG
        which is repayable from 75% of your production proceeds from the wells
        financed. Please tell us how you are adjusting your reported production and
        reserves for this production payment.

Supplemental Oil and Natural Gas Reserve Data, page F-26

12.   You indicate that your reserve quantity information is based on reports prepared
        by independent petroleum engineers. Tell us if this coincides with you disclosure
        on page 23, stating that your proved reserves as of December 31, 2006 were
        estimated by MHA Petroleum Consultants, Inc. "in association with Sproule
        Associates Inc," and means that independent engineers determined the reserves
        you report as proved reserves. If this is not the case, tell us who determined your
        reported proved reserves and how the reported reserves were based on or
        impacted by the reports prepared by the independent engineers.

        Please revise your disclosures under this heading and on page 23 to describe the
        extent of involvement by each of the firms identified. As the document appears to
        be incorporated into a previously filed registration statement, you may need to
        obtain and attach updated consents from those firms to comply with Item
        601(b)(23)(ii) of Regulation S-K.
13.   We note that you report numerous significant reserve changes in your reserve
        table, including discoveries and extensions. Please disclose the reasons for the
        significant reserve changes to comply with paragraph 11 of SFAS 69. Please

include details sufficient to understand the basis for these additions, relative to your disclosure on page 25, stating that you drilled no exploration wells in the last three years.

14. We note that the reserve life of your proved developed gas reserves has increased from approximately 11 years to 18 years in the last two years. Tell us the reasons for this apparent delay in the timetable for producing your reserves, and the approximate timing of development of your undeveloped reserves.

15. Please provide us with a graph or table indicating what year the undeveloped reserves were originally booked as proved and how many of those reserves remain as undeveloped each year thereafter.

16. Please explain how many reserves you have converted from proved undeveloped to proved developed, in each of the preceding three fiscal years, after spending the reported development costs of $139.4 million between 2004 and 2006.

17. Please tell us how many undeveloped well locations offsetting each horizontal well are associated with your proved undeveloped reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not

Mr. Ken L. Kenworthy, Sr.
GMX Resources, Inc.
May 11, 2007
Page 6

      foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744, or Don Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

      Sincerely,

      Karl Hiller
      Branch Chief